James C. T. Linfield

(720) 566-4010

linfieldjct@cooley.com

June 15, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey Riedler

Staci Shannon

Lisa Vanjoske

Jennifer Riegel

Daniel Greenspan

Re:                             NewLink Genetics Corporation

Registration Statement on Form S-1 (File No. 333-171300)

Dear Mr. Riedler, Ms. Shannon, Ms. Vanjoske, Ms. Riegel and Mr. Greenspan:

In connection with the Registration Statement on Form S-1 (the “Registration Statement”) of our client NewLink Genetics Corporation (“NewLink” or the “Company”) originally filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2010, and amended by Amendment No. 1 filed with the Commission on February 28, 2011 and Amendment No. 2 (“Amendment No. 2”) filed with the Commission on March 18, 2011, please find attached the Company’s responses to comments received from the staff of the Commission (the “Staff”) by letter dated May 10, 2011 with respect to Amendment No. 2 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2. The Company’s proposed revisions to disclosure as contained in this response are focused on the Company’s reporting as of December 31, 2010. The Company’s interim financial information will be updated in its next Form S-1/A.

Staff Comments and Company Responses

The Company has carefully considered all of the Staff’s comments and has determined that the financial statements would be improved by recording the following adjustments in response to those comments:

•                  The Company will make the correction consistent with ASC 730-10-55-2i for the reclassification of legal work in connection with patent applications or litigation, and the

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

sale of licensing of patents to properly classify them as General and Administrative expense.

•                  The Company will adjust the assumptions utilized in its Black-Scholes model in order to compute compensation expense based upon the fair value of its common stock as of the GAAP measurement date.

•                  The Company will adjust the composition of the volatility assumptions used in the Black Scholes valuations based on a reassessment of the comparable companies used.

•                  Since the Company is “opening the books” to adjust the items noted above it will also adjust for certain other immaterial uncorrected items identified during the years 2007 to 2010.

The Company proposes that the following disclosure be included in its next Form S-1/A in the footnote to the revised December 31, 2010 audited financial statements:

The Company has corrected immaterial errors in the historical financial statements related to the stock compensation and research and development expenses.  The errors related to the fair value and volatility assumptions used in the stock compensation calculations, the allocation of these expenses to research and development activities, adjusting certain research and development expenses, and the correction of other classification errors within research and development expenses and general and administrative expenses.  In accordance with the SEC’s Staff Accounting Bulletin (“SAB”) No. 99, Materiality (“SAB No. 99”), and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”), management evaluated the materiality of the errors from qualitative and quantitative perspectives and concluded that the errors were immaterial to the Company’s historical financial statements. Consequently, the Company has revised its historical financial statements for the years ended December 31, 2008 and 2009 as noted in the table below.  The Company has also revised the disclosure of the inputs to the Black-Scholes model for estimating the fair value of stock options to disclose the assumptions now used in the calculation.  The impact on beginning deficit accumulated during the development stage and additional paid-in capital for 2008 was $318,000 and $54,000 respectively. The errors also had an impact on the cumulative balances from inception as of December 31, 2009.

2008 (in thousands, except per share data)	As previously reported	Adjustments	As adjusted
Research and development	5,451	339	5,790
General and administrative	4,598	(660)	3,938
Net loss	(9,162)	(320)	(8,842)
Earnings per share	(1.40)		(1.35)

Additional paid-in capital	2,090	(54)	2,036
Deficit accumulated during the development stage	(37,520)	318	(37,202)

2009 (in thousands, except per share data)
Research and development	5,559	2,019	7,578
General and administrative	5,192	(1,487)	3,705
Net loss	(9,442)	532	(9,974)
Earnings per share	(1.42)		(1.50)

Additional paid-in capital	2,765	214	2,979
Deficit accumulated during the development stage	(46,962)	(214)	(47,176)

Subsequent to the issuance of the 2010 financial statements, the Company identified errors related to stock compensation, research and development expenses, and general and administrative expenses in the 2010 financial statements. The errors related to the fair value and volatility assumptions used in the stock compensation calculations, the allocation of these expenses to research and development activities, the recognition of certain general and administrative expenses, and the correction of other classification errors within research and development expenses. Management evaluated the materiality of the errors from qualitative and quantitative perspectives in accordance with SAB No. 99 and concluded that the errors were immaterial to the Company’s historical financial statements. The Company has revised its 2010 financial statements as noted in the table below. The errors also had an impact on the cumulative balances from inception as of December 31, 2010.

2010 (in thousands, except per share data)	As previously reported	Adjustments	As adjusted
Prepaid expenses	1,020	61	959
Additional paid-in capital	6,713	621	7,334
Deficit accumulated during the development stage	(62,707)	682	(63,389)

Research and development	13,249	(583)	12,666
General and administrative	5,023	1,051	6,074
Net loss	(15,745)	468	(16,213)
Earnings per share	(2.24)		(2.30)

The Company respectfully submits that recording these adjustments addresses Staff comments two and eight in the Comment Letter dated March 30, 2011.  Additional information regarding the calculation of the adjustments is provided below that are specific to each comment.  As indicated, the corrections are being recorded in accordance with SAB No. 99 and SAB No. 108 and, based upon the Company’s consideration of the quantitative effect of the corrections and the qualitative assessment, it has concluded disclosure as immaterial correction is appropriate.

* * *

Following are the Company’s responses to the Staff’s comments in its letter of May 10, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Stock Option Valuation, page 57

1.                                      Refer to your response to prior comment one, and please revise your proposed tabular disclosure to include an exercise price range for grants in the year ended December 31, 2010 that is consistent with the weighted average exercise price disclosed on page F-29 of Note 12. Your disclosure in Note 12 reflects a weighted average exercise price of $1.38, and your proposed disclosure reflects a range of $1.41 - $1.91 for the year ended December 31, 2010. In addition, please tell us whether this inconsistency has any impact on your compensation expense recorded in the periods presented in accordance with GAAP.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the tabular disclosure in Note 12 should reflect a weighted average exercise price of $1.43 rather than $1.38. This inconsistency has no impact on the Company’s compensation expense recorded in the periods presented in accordance with GAAP. The Company will correct this inconsistency in its next Form S-1/A as discussed earlier in this letter.

Common Stock Fair Value

Fair Value Estimates, page 61

2.                                      Refer to your response to prior comment three. We continue to believe the assumptions utilized in your Black-Scholes model in order to determine compensation expense should be timely, including the fair value of your common stock. It is unclear how you calculated the amount of additional compensation expense for 2009 and 2010 based on revised assumptions. Please confirm the revised assumptions used in your materiality analysis and revise your financial statements and disclosure to use the fair value of your common stock as of the GAAP measurement date.

Response:  The Company acknowledges the Staff’s comment and respectfully submits the additional disclosure as requested by the Commission with regard to the compensation expense associated with option grants previously issued. The Company will adjust the assumptions utilized in its Black-Scholes model in order to compute compensation expense to be timely, including using the fair value of its common stock on the GAAP measurement date. The assumptions utilized in the Black-Scholes model for the large grants in 2009 and 2010 are listed below both for the Company’s original and revised computations.

Measurement Date Fair Values:

GAAP Measurement Date	Number of shares	Exercise price per share	Fair value per share-as previously reported	Fair value per share as revised
September 2, 2009	2,234,000	$1.00	$0.95	$1.05
March 3, 2010	1,700,000	$1.41	$2.02	$2.08
June 2, 2010	690,750	$1.46	$2.08	$2.25

The revision of fair value per share as of September 2, 2009 from $0.95 to $1.05 per share is based on an external valuation report.  The external valuation as of September 2, 2009 included an analysis of key developments that occurred over the course of 2009. Those factors included the Company’s cash position, progress in clinical development, and changes in the public markets. The events that had the most significant effect on the fair market value of the Company’s common stock were concentrated in the fourth quarter of 2009.

•                  Financing.  As disclosed in the financial statements, the Company improved its cash position by closing the Series D financing on July 17, 2009 and completing the final closing of its expanded Series C financing in October, 2009.

•                  Biotech IPO market.  On October 7, 2009 Omeros Corporation closed its IPO.  This represented the first IPO by a development stage biotech company to close successfully in 20 months.

•                  Clinical progress.  In the third quarter of 2009, NewLink began seeing early indications of clinical efficacy in its Phase 2 program.  In October 2009, NewLink had its first discussions with the United States Food and Drug Administration (“FDA”) related to possibly moving its lead drug into Phase 3 trials, which led to NewLink’s application to the FDA for a Special Protocol Assessment (“SPA”) related to a proposed Phase 3 clinical trial of this compound in November 2009.

•                  Successful development of another active cellular immunotherapy. NewLink’s lead development program is an active cellular immunotherapy.  In prior years, many companies had tried and failed to successfully develop other active cellular immunotherapies.  However, in November 2009, Dendreon Corporation (“Dendreon”) filed a Biologics License Application requesting marketing authority from the FDA for Provenge.  Provenge is the first active cellular immunotherapy to demonstrate a survival advantage in large scale controlled clinical trials. While Dendreon’s competing active cellular immunotherapy relies on a different mechanism of action from NewLink’s active cellular immunotherapies, many investors view Dendreon as perhaps the closest comparable company to NewLink.

•                  Company’s IPO plans. The success of Dendreon with Provenge combined with early indications of efficacy for NewLink’s HyperAcute Pancreas drug, improvement in the biotech IPO market and improvements in NewLink’s financial position led the Company’s board of directors to have initial discussions about the possibility of an initial public offering.  NewLink’s board of directors decided in September 2009, to try to identify a syndicate of investment bankers that might be willing to take NewLink public.  Invitations were sent to target investment banks to present to NewLink’s board of directors in

December 2009, and the presentations occurred in January 2010; however, a final selection of the lead investment bank could not occur until mid 2010 and the organization meeting for the syndicate did not occur until September 2010.

Prior to 2010, the Company engaged external experts to perform a valuation report on an annual rather than a quarterly basis. The Company’s valuation report as of December 31, 2008 reflected a fair value per common share of $0.95 and the Company’s valuation report as of December 31, 2009 reflected a fair value per common share of $2.02. Because there were significant option grants measured on September 2, 2009, the Company has subsequently engaged its valuation consultant to estimate the value of the Company’s common stock on the grant measurement date.  In its report dated June 14, 2011, the valuation consultant estimated the fair market value at September 2, 2009 to be $1.05.  The fair market value increased from $1.05 at September 2, 2009 to $2.02 at December 31, 2009.  The events described above that occurred in the fourth quarter of 2009 resulted in this value increase.  These events caused the assumed probability of an IPO under the PWERM model to increase, which in turn was the primary driver of the increase in valuation as of December 31, 2009.

The revision of fair value per share as of March 3, 2010 from $2.02 to $2.08 per share is based on utilizing the $2.08 fair value per share from the Company’s March 31, 2010 valuation report as opposed to the $2.02 fair value per share from the Company’s December 31, 2009 valuation report.

The revision of fair value per share as of June 2, 2010 from $2.08 to $2.25 per share is based on utilizing the $2.25 fair value per share from the Company’s June 30, 2010 valuation report as opposed to the $2.08 fair value per share from the Company’s March 31, 2010 valuation report.  In each case, the Company elected to use the valuation as of the date closest to the measurement date.

Index to Financial Statements, page F-1

3.                                      Please note that your financial statements will be stale after Friday, May 13, 2011.

Response: The Company acknowledges the Staff’s comment and will include the appropriate interim financial information in its next Form S-1/A.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

(j) Pro Forma Stockholders’ Equity, page F-12

4.                                      Refer to your response to prior comment five. Please include your proposed disclosure within your Form S-1/A.

Response:  The Company acknowledges the Staff’s comment and will include this disclosure in its next Form S-1/A.

5.                                      Refer to your response to prior comment six. Please include your proposed disclosure within your Form S-1/A, and confirm the pro forma column for your capitalization table will be consistent with your proposed pro forma equity disclosure.

Response:  The Company acknowledges the Staff’s comment and will include its proposed disclosure within its next Form S-1/A.  The Company also confirms that the pro forma column for its capitalization table as presented at page 46 will be updated to be consistent with the Company’s proposed pro forma equity disclosure in its response to prior comment six.

6.                                      Please note we will not complete our review of your pro forma adjustments until you have reflected the IPO price in your filing, including the use of the midpoint of the range, once it is established, in order to estimate the number of shares of New Link Common Stock issuable upon conversion of the NewLink Series E preferred stock.

Response:  The Company acknowledges and notes the Staff’s comment.

(k) Research and Development, page F-13

7.                                      Refer to your response to prior comment seven. Please include your proposed disclosure with your Form S-1/A.

Response: The Company acknowledges the Staff’s comment and will include this proposed disclosure in its next Form S-1/A.

Note 12. Common Stock Equity Incentive Plan, page F-22

8.                                      With regard to your response to prior comment eight we have the following observations:

•                  It is not clear why Dendreon was removed because it successfully completed its clinical trials and filed for approval of its lead candidate when that is the development that NewLink expects to occur during the 5 to 7.5 years following the option grants. Please explain further.

•                  More fully explain how Celgene, Sanofi, Aceto and Endo were considered similar in market capitalization and revenues during the 5 to 7.5 years following the option grants. Provide us your projections of NewLink’s market capitalization and revenues demonstrating how they are comparable.  Aceto does not appear to perform research and development of pharmaceuticals. Similar companies should either have 1) no approved products and several candidates in clinical trials or 2) have their first product approved during the relevant period.

•                  Volatility assumptions used in recent Form S-1 filings of similar companies were much higher than the assumptions being used by NewLink.

•                  Tell us if you considered any of the companies listed on page 130 of your Form S-1.

•                  If it is appropriate to not have any comparable company used for all three years in the case of NewLink’s options.

Please revise your volatility factors as necessary or explain why no revision is necessary.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it will continue to evaluate comparable companies in future calculations of the fair value of stock-based awards. The Company will continue to refine its list as it becomes public and as the Company’s product portfolio matures.  This will likely result in an ongoing assessment and refinement of the Company’s comparable companies list until the Company has adequate experience to measure its actual volatility.  Each of these changes will of necessity involve an element of subjective judgment applied in good faith on a consistent and rational basis and will be applied to future grants on a prospective basis.

The Company has given consideration to the Commission’s input regarding the volatility levels of the Company’s comparables. While the Company feels the comparables it selected and the volatility as computed were reasonable and rational, the Company has selected an alternative set of comparable companies that may better represent expected volatility over the life of the option grants.  Below are the comparable companies used in the original estimate of volatility for purposes of estimating the value of NewLink options as well as the revised list of comparable companies (volatility figures are only representative as the actual volatility for each comparable is calculated on the measurement date of the associated option grants):

	Originally Reported			Revised
Period	Comparable	Market Cap	Volatility	Comparable	Market Cap	Volatility

12/31/2007	Dendreon / DNDN	519,529,920	95.50%	Dendreon / DNDN	519,529,920	104.07%
	Celegene / CELG	25,660,000,000	41.07%	ArQule / ARQL	252,500,970	74.37%
	Cell Genesys / CEGE	288,240,000	49.72%	Cell Genesys / CEGE	288,240,000	55.55%
	Sanofi-Aventis / SNY	97,200,000,000	20.21%	Celldex/CLDX	32,328,240	78.50%
				Exelixis/EXEL	900,807,000	60.17%
				Immunogen/IMGN	235,867,220	77.27%
				Vical/VICL	166,191,040	66.78%
	Average	30,916,942,480	51.63%	Average	342,209,199	73.82%

12/31/2008	Dendreon / DNDN	438,703,020	90.58%	Dendreon / DNDN	438,703,020	86.18%
	Celegene / CELG	23,120,000,000	40.85%	ArQule / ARQL	186,325,660	60.19%
	Cell Genesys / CEGE	34,724,000	55.11%	Cell Genesys / CEGE	34,724,000	77.65%
	Sanofi-Aventis / SNY	82,940,000,000	21.49%	Celldex/CLDX	126,320,000	70.94%
				Exelixis/EXEL	534,844,930	59.56%
				Immunogen/IMGN	152,334,000	68.63%
				Vical/VICL	56,904,780	62.91%
	Average	26,633,356,755	52.01%	Average	218,593,770	69.44%

12/31/2009	Dendreon / DNDN	3,465,660,180	74.56%	Dendreon / DNDN	3,465,660,180	92.60%
	Celegene / CELG	26,920,000,000	33.55%	ArQule / ARQL	167,898,750	58.37%
	Cell Genesys / CEGE	37,976,000	48.94%	Cell Genesys / CEGE	37,976,000	84.98%
	Sanofi-Aventis / SNY	99,480,000,000	21.64%	Celldex/CLDX	148,602,650	57.90%
				Exelixis/EXEL	807,226,640	50.14%
				Immunogen/IMGN	493,730,490	59.71%
				Vical/VICL	145,429,200	57.86%
	Average	32,475,909,045	44.67%	Average	752,360,559	65.94%

12/31/2010	Aceto Corporation	200,000,000	46.03%	Dendreon / DNDN	5,115,141,480	91.57%
	Alexion Pharmaceuticals	8,000,000,000	44.89%	ArQule / ARQL	267,139,620	52.12%
	Cubist Pharmaceuticals	2,000,000,000	51.28%	Allos/ALTH	486,327,340	67.17%
	Endo Pharmaceuticals	4,800,000,000	36.50%	Celldex/CLDX	133,989,900	57.36%
	Keryx Biopharmaceuticals	300,000,000	119.05%	Exelixis/EXEL	909,267,840	49.34%
	Lannett Company, Inc.	160,000,000	68.71%	Immunogen/IMGN	633,116,920	58.47%
	XOMA Ltd.	90,000,000	62.31%	Vical/VICL	145,429,200	57.90%
	Average	2,221,428,571	61.25%	Average	1,098,630,329	61.99%

These comparable companies were chosen based on their disease focus, technology, stage of development and size (estimated by reference to market capitalization). Comparable companies needed to have at least seven years as a publically traded company, so that calculated volatility could be determined from actual trading statistics.  NewLink is focused primarily on cancer drug development (initially pancreatic, lung, prostate and breast cancers as well as melanoma) and secondarily on vaccines for infectious disease (initially for influenza and potential bioterror threats).  The Company’s cancer focus is on immunologic therapies.  The Company’s leading drug candidate is composed of genetically modified, allogeneic, irradiated whole cancer cells.  The Company is currently developing clinically five compounds based on this technology.  The Company has an additional oncology focus on preventing tumor tolerance and has one drug that is an orally bioavailable small molecule inhibitor of the IDO pathway, which is believed to lead to tumor tolerance.  The Company’s leading candidate is about 1/5 of the way into a large well controlled Phase 3 clinical trial. The Company has four compounds with some Phase 2 clinical data.  NewLink has about 90 employees and, although it does not have a public market for its securities, companies of a similar size and stage of development have generally gone public over the past 18 months with post money market capitalizations of between $150 million and $350 million.

Until it was sold in October 2009, Cell Genesys, Inc. most closely matched NewLink’s stage of development and underlying technology.  Cell Genesys, Inc. was used as a comparable company until its sale, at which point it was replaced by Allos Therapeutics, Inc.

Allos Therapeutics, Inc. (“Allos”), a biopharmaceutical company, focuses on developing and commercializing anti-cancer therapeutics. Allos is developing FOLOTYN (pralatrexate injection), a folate analogue metabolic inhibitor, for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma. Allos is also developing FOLOTYN as a single agent and in combination therapy regimens in various hematologic malignancies and solid tumor indications, including stage IV breast cancer and recurrent/metastatic head and neck cancer. Allos sells FOLOTYN to pharmaceutical wholesale distributors who then resell it to patients’ respective health care providers.

ArQule, Inc. (“ArQule”), a clinical-stage biotechnology company, engages in the research and development of cancer therapeutics directed toward molecular targets and biological processes. ArQule’s lead product ARQ 197 is non-adenosine triphosphate competitive inhibitor of the c-Met receptor tyrosine kinase, which is being evaluated as monotherapy and in combination therapy in a Phase II clinical development program that includes trials in non-small cell lung cancer, c-Met-associated soft tissue sarcomas, pancreatic adenocarcinoma, hepatocellular carcinoma, germ cell tumors, and colorectal cancer. ArQule is also developing ARQ 621, a Phase I program focused on inhibition of the Eg5 kinesin spindle protein. ArQule’s clinical stage products include ARQ 501, ARQ 761, and ARQ 171, which are designed to kill cancer cells selectively while sparing normal cells through the direct activation of DNA damage response/checkpoint pathways. In addition, ArQule involves in pre-clinical development of B-RAF and AKIP Kinase inhibitors.

Celldex Therapeutics, Inc. (“Celldex”), a biopharmaceutical company, engages in the development, manufacture, and commercialization of targeted immunotherapies that prevent or treat specific forms of cancer, autoimmune disorders, and diseases caused by infectious organisms. Celldex’s precision targeted immunotherapy platform includes a portfolio of monoclonal antibodies, antibody-targeted vaccines, antibody-drug conjugates, and immunomodulators to create disease-specific drug candidates. Celldex offers Rotarix for the treatment of rotavirus infection. Celldex’s clinical development programs include CDX-110, which is in Phase IIb clinical trial for the treatment of glioblastoma multiforme; CDX-011 that is in Phase II clinical trial to treat metastatic melanoma and breast cancer; and CDX-1307, a Phase I clinical trial product for treating colorectal, bladder, pancreas, ovarian, and breast tumors, as well as CDX-1401 and CDX-1135, which are in Phase I/II clinical trials for the treatment of multiple solid tumors and renal diseases respectively. Celldex’s preclinical product candidates comprise CDX-301 for treating cancer, and autoimmune diseases and transplants; CDX-1127 for immuno-modulation and multiple tumors; CDX-014 to treat renal and ovarian cancer; and CDX-1189 for renal diseases

Cell Genesys, Inc. (“Cell Genesys”) was a biotechnology company developing cell-based cancer immunotherapies and oncolytic virus therapies to treat different types of cancer. Cell Genesys’ clinical stage cancer programs involved cell- or viral-based products that were modified to impart disease-fighting characteristics that are not found in conventional chemotherapeutic agents. As part of Cell Genesys’ GVAX™ cancer immunotherapy programs, it initiated its two Phase 3 clinical trials for prostate cancer in July 2004 and June 2005, respectively, each under a SPA with the FDA. In May 2006, Cell Genesys was granted Fast Track designation for GVAX immunotherapy for prostate cancer by the FDA. Additionally, in collaboration with investigators at Johns Hopkins University Cell Genesys was conducting Phase 2 trials in pancreatic cancer and Phase 1 and Phase 2 trials in leukemia and myelodysplastic syndrome. In Cell Genesys’ oncolytic virus therapies program, it was developing conducting a multiple dose Phase 1 clinical trial of CG0070 in recurrent bladder cancer. In August 2008 and October 2008, Cell Genesys terminated its two Phase 3 clinical trials of GVAX immunotherapy, its lead product program, and implemented a substantial restructuring plan. In 2009, Cell Genesys merged with BioSante Pharmaceuticals in an all-stock transaction, with BioSante Pharmaceuticals continuing as the surviving company.

Dendreon, a biotechnology company, engages in the discovery, development, and commercialization of therapeutics to enhance cancer treatment options for patients. Dendreon offers active cellular immunotherapy and small molecule product candidates to treat various cancers. Its product candidates comprise Provenge (sipuleucel-T), an active cellular immunotherapy for the treatment of metastatic, castrate-resistant prostate cancer; DN24-02, an investigational active immunotherapy for the treatment of patients with bladder, breast, ovarian, and other solid tumors expressing HER2/neu; and TRPM8, a small molecule agonist to transient receptor potential ion channel, for multiple cancers. Dendreon also has a range of products in preclinical studies, which include Carcinoembryonic antigen for the treatment of lung, colon, and breast cancer; and Carbonic AnhydraseIX for the treatment of kidney cancer.

Exelixis, Inc. (“Exelixis”) engages in the discovery, development, and commercialization of small molecule drugs for the treatment of cancer, metabolic, and cardiovascular disorders. Exelixis’ compounds primarily target multiple receptor tyrosine kinases simultaneously. Exelixis’ product candidates include XL184, a Phase 3 clinical trial compound that inhibits MET, RET, and VEGFR2, which drive tumor growth and vascularization, as well as Phase 1b/2 clinical trials compounds, including XL147 that targets phosphoinositide-3 kinase (PI3K); and XL765, which targets PI3K and mTOR, kinases in the PI3K signaling pathway. Exelixis also has various compounds in phase 1 clinical trials, including XL518, a small molecule inhibitor of the MEK; XL228, which targets insulin-like growth factor type 1 receptor, an RTK in a range of human tumors; XL139 that targets Hedgehog; XL413, a small molecule inhibitor of the serine-threonine kinase CDC7; and XL888, a synthetic inhibitor of HSP90, a chaperone protein that promotes the activity and stability of a range of regulatory proteins, including kinases. In addition, Exelixis’ preclinical and clinical development stage products that are out-licensed to third parties for the development and commercialization include XL880, a phase 2 inhibitor of MET and VEGFR2; XL281, a phase 1 product that targets RAF, a cytoplasmic serine/threonine kinase; XL652 and XL041, a phase 1 product for liver X receptors, which modulate genes involved in regulation of lipid and cholesterol homeostasis; XL550, a non-steroidal mineralocorticoid receptor; and FXR Program that targets Farnesoid X Receptor, a bile acid receptor.

ImmunoGen, Inc. (“ImmunoGen”) engages in the research and development of antibody-based anticancer therapeutics in the United States. ImmunoGen develops its product candidates using its Targeted Antibody Payload (TAP) technology. ImmunoGen’s products include Trastuzumab-

DM1, a Phase III clinical trial product for the treatment of advanced HER2+ breast cancer; lorvotuzumab mertansine (IMGN901), a Phase I clinical trial product to treat various tumor types, including small-cell lung cancer, ovarian cancer, Merkel cell carcinoma, and the liquid tumor, multiple myeloma; SAR3419, a Phase I clinical trial product for the treatment of non-Hodgkin’s lymphoma and other B-cell malignancies; and IMGN388 and BIIB015, which are in Phase I clinical trials for the treatment of solid tumors. ImmunoGen’s products also comprise BT-062, a Phase I clinical trial product targeting multiple myeloma; SAR650984, a Phase I clinical trial product to treat hematological malignancies; SAR566658, a preclinical trail product for the treatment of breast, ovarian, and other solid tumors; and TAP and other compounds.

Vical Incorporated (“Vical”) engages in the research and development of biopharmaceutical products based on its deoxyribonucleic acid (DNA) delivery technologies for the prevention and treatment of serious or life-threatening diseases. Vical’s products include Allovectin-7 immunotherapeutic, a Phase III clinical trial product to treat metastatic melanoma; TransVax, a Phase II clinical trial product to prevent viral reactivation and disease after transplant; Prophylactic vaccine for H5N1 pandemic influenza virus, which completed Phase I clinical trial to protect against infection, disease, and/or viral shedding; Prophylactic vaccine for H1N1 pandemic influenza virus, which is under preclinical trial to protect against infection, disease, and/or viral shedding; CyMVectin prophylactic vaccine for cytomegalovirus, which is under preclinical trial to prevent infection before and during pregnancy; and Therapeutic vaccine for herpes simplex type 2 virus, which is under research to prevent recurring flare-ups. Vical, through corporate collaborations, develops Collategene angiogenic therapy encoding Hepatocyte Growth Factor, Temusi angiogenic therapy encoding Fibroblast Growth Factor 1, and Angiogenic therapy encoding Hepatocyte Growth Factor to induce local growth of blood vessels to restore blood flow to limbs and heart affected by ischemia; Therapeutic vaccine encoding human telomerase reverse transcriptase to treat non-small cell lung, prostate cancer, melanoma, or carcinomas of the upper GI tract, colon, kidney, or bladder; Prophylactic and/or therapeutic hepatitis C vaccine to protect farm-raised salmon from infection; and ONCEPT therapeutic cancer vaccine encoding human tyrosinase for the treatment to increase survival time of dogs with oral melanoma. Vical, through government collaboration, develops Prophylactic and/or therapeutic HIV vaccine to prevent/treat infection or disease.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible. As discussed above, the Company anticipates filing an amendment to the Registration Statement incorporating agreed disclosures and providing updated interim financial information.  Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (720) 566-4010 or Brent D. Fassett at (720) 566-4025.

Sincerely,

Cooley LLP

/S/ James C. T. Linfield

James C. T. Linfield